

JETOPTERA

Revolutionizing Flight With Bladeless Propulsion Technology

WWW.JETOPTERA.COM

Helicopters are the dominant vertical take-off & landing (VTOL) solution, but they’re loud, slow, and complex


N76ZA
LEONARDO

LEGACY APPROACHES

Helicopter

Slow, big footprint, loud, complex, expensive

Tiltrotor

Huge footprint, loud, very complex, very expensive

Harrier

Extremely loud, complex, expensive and hot exhaust

eVTOL

Slow, big footprint, complex, low battery energy density

We deliver vertical and short take-off & landing (S/VTOL) with silence, speed and simplicity

- **No propellers**
- **30 dB quieter**
- **2-3X as fast***


JETOPTERA
2000

* Compared to helicopters and eVTOL

Our Fluidic Propulsion System™ enables an elegant synergy between aircraft and propulsion

- Thrust & lift augmentation have never been combined before
- Single system for VTOL and forward flight with no propellers
- Strong safety profile and low direct operating costs



Scalable, vectoring distributed propulsion



Powerful thrust augmentation



Lift augmenting integrated airframe

JETOPTERA


JETOPTERA
4000

We're taking off, *literally*

91	**$3.1M+**	**$10M**
patents granted, 100+ pending	revenue from multiple military contracts	invested in R&D

Demonstrated in static, wind tunnel, and flight



Jetoptera collaborates with the biggest names in the industry

Sponsored by **US Special Operations Command** and **Air Force Special Operations Command**

Awarded **2022 HSVTOL Contract** from AFWERX, the innovation arm of the US Air Force (one of 11 funded from >200 entrants)

AeroTEC TESTING | ENGINEERING | CERTIFICATION

NORTHROP GRUMMAN

FREEDOM FLIGHT WORKS, INC.

Our team has 100+ patents and experience at the world's leading aviation, military and finance organizations



Andrei Evulet
CEO/CTO, Co-Founder

PhD Aerospace, Rutgers
BS UMIST, MS PIB
Manager at GE Aviation
25-year experience in R&D and propulsion
100+ patents



Simina Farcasiu
CFO, Co-Founder

PhD U. London, AB Princeton
Entrepreneur finance and energy fields
CIO, PM hedge fund
MD Bear Stearns, Merrill Lynch
Quant finance experience



Denis Dancanet
Chairman/BOD, Co-Founder

PhD CS, Carnegie Mellon, BS & BA UPenn
Partner quant hedge fund
MD at Morgan Stanley
Started new trading venture
Private pilot



Todd Newton
VP Business Development

BA, Oregon State
LtCol US Marine Corps
Numerous deployments
26-year experience in Defense Aerospace, multiple roles

JETOPTERA's revolutionary propulsion system is at the center of a market expected to grow 10X to $1 TRILLION by 2040



$1 T
$20B
Airlines
$520B
Transport/
Logistics
$460B
Autos / Shared
Mobility
$10B
Military
10X growth
$105 B
$25B
General
Aviation
$30B
Commercial
Drones
$49B
Helicopters
$2B
Military
2022
Physical sales
(except general aviation)
2040
Includes hardware,
software & services

SOURCES:
Morgan Stanley, Fortune, iMarc, Grandview Research, Allied Market Research, Teal Group

Our technology is driving growth across strategic use cases in this $1 Trillion market



Public Safety

Superior safety, speed & reliability for Medevac & EMT



Logistics

Low cost solution for specialized deliveries (regional & last mile delivery)


Photo credit: L3Harris-Wescam

Surveillance

Long range, high endurance for tracking and inspection applications



General Aviation

Expanding range of regional & personal mobility from experimental light sport aircraft all the way to business jets

We’re on track to commercialize our consumer aircraft by 2027

Military Revenues		Manned prototype for commercial use	Manned Certification	Launch sales of commercial & consumer manned aircraft
2018-2023	**2024**	**2025**	**2026**	**2027**

2018-2023

J-55



Flight demo



PP-FPS

LRPADS

U.S.ARMY

Collaborations

NORTHROP GRUMMAN

NAVSEA NAVAL SEA SYSTEMS COMMAND

STTR/SBIR



2024

Civilian Cargo 500



Hedwig-500



J-2000 DOD Prototype / Cargo

Test Larger Engines

2025

J-4000 Manned Prototype





2026

J-4000





2027

General Aviation









Forward looking projections cannot be guaranteed.

Our flagship J-4000 is positioned to be the first useful air taxi

FPS™ + USB enables VTOL, STOL

Quietest VTOL/GA aircraft by > 30 dB

Max Speed: 200 ktas

Max Payload: 1000 lb (3 pax + luggage + pilot)

Max Range: 500 miles

1 h hover autonomy

Safer & more compact than any competitor


JETOPTERA
4000

Lucrative technology licenses and sales of commercial products will catapult revenue growth




$ 2.5B
$ 2.0B
$ 1.5B
$ 1.0B
$ 0.5B
$ 0.0B
2023
2024
2025
2026
2027
2028
JPAD
HSVTOL
J-Family
UAS Cargo
2028 Aircraft Sales
$2.3B
2028
Projected
Revenue*

* Forward looking projections cannot be guaranteed.



JETOPTERA

INVEST IN A NEW ERA OF AVIATION

www.jetopterea.com | info@jetoptera.com